October 12, 2010
Via EDGAR
Craig H. Arakawa
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Comment Letter to Callon Petroleum Company, File No.000-14039
Dear Mr. Arakawa:
On behalf of Callon Petroleum Company (“Callon”), this will confirm that Callon will respond to the comment letter dated September 28, 2010 no later than October 22, 2010, and intends to respond as soon as practical, in order to provide sufficient review time for Callon’s auditors, engineers, and audit committee.

Yours very truly,
/s/ Judithe H. Little
Judithe H. Little
Direct Phone Number: 713 547-2235 Direct Fax Number: 713 236-5640 Judithe.Little@haynesboone.com
cc:	Rodger Smith Mitzi Conn Callon Petroleum Company

Guy Young, Esq. Haynes and Boone, LLP